November 30, 2018

Nancy S. Lurker
Chief Executive Officer
EyePoint Pharmaceuticals, Inc.
480 Pleasant Street
Watertown, MA 02472

       Re: EyePoint Pharmaceuticals, Inc.
           Registration Statement on Form S-3
           Filed November 28, 2018
           File No. 333-228581

Dear Ms. Lurker:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at (202) 551-3635 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Steven Abrams, Esq.